Exhibit 99.2

Fleet Status Report0 1st November 2019 Headquarters Borr Drilling Management (UK) Limited 20 North Audley Street, Mayfair Postcode - W1K 6LX, London – UK +971 4 4487501 Client Enquiries: marketing@borrdrilling.com Investor Enquiries: ir@borrdrilling.com

Borr Drilling - Fleet Status Report - November 2019 New Contracts / Extensions / Amendments Prospector 1 • New Contract (from LOA): Nov 2019 to Feb 2020,Total, Netherlands Galar • New Contract: Feb 2020 to Jul 2021, PEMEX, Mexico Njord • New Contract: Feb 2020 to Jul 2021, PEMEX, Mexico Idun • New Contract: Nov 2019 to Feb 2020, Hoang Long, Vietnam Frigg • Extension: Dec 2019 to Nov 2020, Nigeria Mist • Extension: Dec 2019 to Apr 2020,Vestigo, Malaysia Borr Drilling Fleet Status Report - 1st November 2019 Letters of Intent / Negotiations This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract. Forward Looking Statements: The statements described in this status report that are not historical facts are "Forward Looking Statements". Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally. No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events. We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

Borr Drilling

Borr Drilling

Fleet Status Report - 1st November 2019

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments
Premium Jack-Ups								
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Available			Singapore	Warm Stacked
Gunnlod	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Available			Singapore	Warm Stacked
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Available			Singapore	Warm Stacked
Hermod	KFELS Mod V	400 ft	2019	Available			Singapore	Warm Stacked
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Available	September - 2019	October - 2019	Singapore	Contract Preparations and Mobilization
				Hoang Long	November - 2019	February - 2020	Vietnam	Commited
Galar	PPL Pacific Class 400	400 ft	2017	Available	November - 2019	January - 2020	Singapore	Contract Preparations and Mobilization
				PEMEX	February - 2020	July - 2021	Mexico	Committed
Njord	PPL Pacific Class 400	400 ft	2019	Available	November - 2019	January - 2020	Singapore	Contract Preparations and Mobilization
				PEMEX	February - 2020	July - 2021	Mexico	Committed
Mist	KFELS Super B Bigfoot Class	351 ft	2013	Vestigo Petroleum	June - 2019	April - 2020	Malaysia	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	February - 2021	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	February - 2021	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PanAmerican	April - 2019	December - 2019	Mexico	Operating
				PEMEX	December - 2019	May - 2021	Mexico	Committed
Frigg [1]	KFELS Super A	400 ft	2013	Total	January - 2019	June - 2019	Nigeria	Operating
				Shell (via Assignment)	June - 2019	November - 2019	Nigeria	Operating with option to extend
				Undisclosed	December - 2019	November - 2020	Nigeria	Committed
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Tulip	December - 2018	September - 2019	Netherlands	Operating
				Available	September - 2019	October - 2019	Undisclosed	Warm Stacked
				Total	November - 2019	February - 2020	Netherlands	Committed with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	Neptune	May - 2019	December - 2019	Netherlands	Operating
				Available	January - 2020	July - 2020	Netherlands	Warm Stacked
				Undisclosed	August - 2020	August - 2021	Undisclosed	LOA
Gerd	PPL Pacific Class 400	400 ft	2018	Exxon	April - 2019	April - 2021	Nigeria	Operating with option to extend
Groa	PPL Pacific Class 400	400 ft	2018	Exxon	May - 2019	May - 2021	Nigeria	Operating with option to extend
Ran [1]	KFELS Super A	400 ft	2013	Spirit Energy	April - 2019	April - 2020	United Kingdom	Operating
Norve	PPL Pacific Class 400	400 ft	2011	Available	April - 2019	July - 2019	Gabon / Cameron	Warm Stacked
				BW Energy Dussafu	August - 2019	July - 2020	Gabon	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	First E&P	April - 2019	April - 2021	Nigeria	Operating with option to extend
Standard Jack-Ups								
Dhabi II	Baker Marine BMC-150 ILC	150 ft	1981	ADNOC (ADOC)	April - 2017	July - 2022	United Arab Emirates	Operating
B152	Baker Marine BMC-150 ILC	150 ft	1982	ADNOC (ADOC)	April - 2017	November - 2019	United Arab Emirates	Operating
B391	Baker Marine Europe Class	250 ft	1981	Available			The Netherlands	Warm Stacked

Borr Drilling - Fleet Status Report - November 2019

Borr Drilling

Borr Drilling

Fleet Status Report - 1st November 2019

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments
Semi-Submersible								
MSS1	Offshore Company (IDC) SCP III M2	1500 ft	1979	TAQA	March - 2018	April - 2020	United Kingdom	Operating with option to extend
Jack-Ups Under Construction								
Heimdal	KFELS Mod V	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in January - 2020
Hild	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in April - 2020
Huldra	KFELS Mod V	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July - 2020
Tivar	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July - 2020
Heidrun	KFELS Mod V	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in October - 2020
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in October - 2020
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in December - 2020
Cold Stacked Jack-Ups								
Atla	F&G, JU 2000	400 ft	2003				United Arab Emirates	
Balder	F&G, JU 2000	400 ft	2003				Cameroon	
Eir [2]	F&G, Mod VI Universe Class	394 ft	1999				United Kingdom	Not Marketed

1 - HD/HE Capability.

2 - Asset under sales agreement subject to conditions

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

		Operating / Committed	Available	Cold Stack	Under Construction
Premium Jack-Ups	30	15	6	2	7
Standard Jack-Ups	4	2	1	1[2]	
Total Jack-Ups	34				
Semi - Submersible	1	1			
Total Fleet	35	18	7	3	7

Borr Drilling - Fleet Status Report - November 2019

Rig Name Location Q1 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q4 2019 2020 2021 Q2 2022 Q1 Q2 Q3 Q4 Saga Singapore Warm Stacked Gunnlod Singapore Warm Stacked Gyme Singapore Warm Stacked Skald Singapore Warm Stacked Thor Singapore Warm Stacked Hermod Singapore Warm Stacked LOA - Undisclosed Idun Singapore / Vietnam Warm Stacked Hoang Long Option Galar Singapore / Mexico Warm Stacked PEMEX Njord Singapore / Mexico Warm Stacked PEMEX Mist Singapore / Malaysia Vestigo Petroleum Gersemi Singapore Mobilization PEMEX Grid Singapore Mobilization PEMEX Odin Mexico Mobilization PanAmerican PEMEX Frigg 1 Nigeria Total Shell (via Assignment) Undisclosed Prospector 1 1 Netherlands Tulip Option Prospector 5 1 Netherlands /Undisclosed Neptune LOA - Undisclosed Gerd Nigeria Mobilization Exxon 2 x 1 Year Optional Period Groa Nigeria Activation & Mob Exxon 2 x 1 Year Optional Period Ran 1 United Kingdom Activation & Mob Spirit Energy Norve Gabon / Cameron Perenco BW Energy Dussafu Option Natt Nigeria Mobilization First E&P 1 Year Optional Period Dhabi II United Arab Emirates ADNOC (ADOC) B152 United Arab Emirates ADNOC (ADOC) B391 United Kingdom Spirit Energy Warm Stacked MSS1 United Kingdom TAQA Up to 5 option wells (375 days) Semi-Submersible Q2 Q3 Total Mob Mob Standard Jack-Ups Premium Jack-Ups Borr Drilling Fleet Status Report - 1st November 2019  Borr Drilling - Fleet Status Report - November 2019

Borr Drilling

Borr Drilling

Fleet Status Report - 1st November 2019

Rig Name	Location	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	2022 Q2	2022 Q3	2022 Q4
Jack-Ups Under Construction																	
Heimdal	KFELS shipyard, Singapore	Rig Delivery in January - 2020															
Hild	KFELS shipyard, Singapore	Rig Delivery in April - 2020															
Huldra	KFELS shipyard, Singapore	Rig Delivery in July - 2020															
Tivar	KFELS shipyard, Singapore	Rig Delivery in July - 2020															
Heidrun	KFELS shipyard, Singapore	Rig Delivery in October - 2020															
Vale	KFELS shipyard, Singapore	Rig Delivery in October - 2020															
Var	KFELS shipyard, Singapore	Rig Delivery in December - 2020															
Cold Stacked Jack-Ups																	
Atla	United Arab Emirates																
Balder	Cameroon																
Eir [2]	United Kingdom	Not Marketed															

Contract | Option | Available | Under Construction

1 - HD/HE Capability.
2 - Asset under sales agreement subject to conditions.

Forward Looking Statements:
The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

Borr Drilling - Fleet Status Report - November 2019